UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Elevate Credit, Inc.

File No. 333-207888 - CF#33024

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Elevate Credit, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 9, 2015.

Based on representations by Elevate Credit, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through January 30, 2018
Exhibit 10.5	through July 1, 2018
Exhibit 10.6	through July 1, 2018
Exhibit 10.7	through July 1, 2025
Exhibit 10.8	through July 1, 2025
Exhibit 10.9	through July 1, 2019
Exhibit 10.11	through July 1, 2018
Exhibit 10.13	through November 30, 2017
Exhibit 10.14	through November 30, 2017
Exhibit 10.16	through September 30, 2018
Exhibit 10.17	through September 30, 2018
Exhibit 10.28	through June 26, 2025
Exhibit 10.32	through June 26, 2025
Exhibit 10.33	through October 5, 2025
Exhibit 10.34	through April 3, 2021
Exhibit 10.53	through July 1, 2019
Exhibit 10.56	through September 30, 2020
Exhibit 10.57	through January 30, 2018
Exhibit 10.59	through January 30, 2018
Exhibit 10.60	through January 30, 2018
Exhibit 10.61	through January 30, 2018
Exhibit 10.62	through January 30, 2018

Exhibit 10.63   through January 30, 2018
Exhibit 10.64   through January 30, 2018
Exhibit 10.73   through May 9, 2020
Exhibit 10.76   through July 1, 2018
Exhibit 10.79   through January 30, 2018
Exhibit 99.1   through July 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary